UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Goldman Sachs Private Credit Corp.

(Name of Subject Company (Issuer))

Goldman Sachs Private Credit Corp.

(Name of Filing Persons (Offeror and Issuer))

Class I Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

David Pessah

Caroline Kraus

Goldman Sachs Asset Management, L.P.

200 West Street

New York, NY 10282

(312) 655-4419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With copies to:

Joshua Wechsler, Esq.	Thomas J. Friedmann, Esq.
Fried, Frank, Harris, Shriver &	William J. Bielefeld, Esq.
Jacobson LLP	Dechert LLP
One New York Plaza	One International Place
New York, New York 10004	40th Floor
Telephone: (212) 859-8000	100 Oliver Street
Facsimile: (212) 859-4000	Boston, MA 02110
Telephone: (617) 728-7100
Facsimile: (617) 426-6567

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on August 3, 2023 by Goldman Sachs Private Credit Corp. (the “Fund”) in connection with an offer by the Fund to purchase up to 943,833 of its outstanding Class I shares of common stock, par value $0.001 per share (the “Shares”) at a price equal to the net asset value per Share as of September 30, 2023, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal, dated August 3, 2023 (the “Offer to Purchase” and the tender offer made thereby, the “Offer”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The Offer expired at 11:59 p.m., Eastern Time, on August 31, 2023. No Shares were tendered by stockholders in connection with the Offer and, as a result, the Fund has accepted no Shares for purchase pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDMAN SACHS PRIVATE CREDIT CORP.

Dated: November 1, 2023	By:	/s/ David Pessah
		Name:	David Pessah
		Title:	Chief Financial Officer and Treasurer